Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-296767

Prospectus Supplement No. 4

(To Prospectus Dated July 10, 2026)

Robo.ai Inc.

Up to 22,343,750 Class B Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 10, 2026, which forms a part of our registration statement on Form F-1 (Registration No. 333-296767), as amended and supplemented, with the information contained in our current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on August 24, 2026. The prospectus relates to the potential offer and sale from time to time by the selling shareholder named therein or its pledgees, donees, transferees, assignees, or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 22,343,750 Class B ordinary shares, par value US$0.002 per share, of Robo.ai Inc.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the ticker symbol “AIIO.” On August 21, 2026, the closing price of our Class B ordinary shares on Nasdaq was US$2.77.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement, and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Exhibit 99.1, Exhibit 101.INS, Exhibit 101.SCH, Exhibit 101.CAL, Exhibit 101.DEF, Exhibit 101.LAB, Exhibit 101.PRE, and Exhibit 104 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Robo.ai Inc. (File No. 333-297901) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim report of Robo.ai Inc. for the six months ended June 30, 2026
99.2	Press Release — Robo.ai Inc. Reports First Half 2026 Financial Results
101.INS	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: August 24, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

Exhibit 99.1

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America. These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2025 included in our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “2025 Annual Report”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 2025 Annual Report.

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the ability to maintain the listing of Robo.ai Inc.’s securities on the Nasdaq Capital Market;

●	our market opportunity and our ability to acquire new customers and retain existing customers;

●	our ability to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences;

●	the timing and impact of our growth initiatives on our future financial performance;

●	the occurrence of one or more high profile accidents by autonomous driving vehicles that result in lower customer demand or more stringent regulations in one or more jurisdictions in which we intend to operate;

●	our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

●	alternative autonomous driving products and technological improvements by our peers and competitors;

●	our ability to raise capital;

●	the possibility that we may be adversely affected by other economic, business and/or competitive factors, which might be beyond our control;

●	changes in applicable laws or regulations; and

●	all other risks and uncertainties described in “Item 3. Key Information —D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” in our 2025 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2025 Annual Report. This report, including the discussion below, concerns our unaudited condensed consolidated financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025. The discussion of our financial information for the years ended December 31, 2025, 2024 and 2023 is included in our 2025 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.

Results of Operations

The following tables set forth a summary of our unaudited condensed consolidated results of operations for the periods presented. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2026	2025
	(Unaudited)
	(In USD in thousands)
Net revenue	$55,071	$572
Cost of revenues	(54,888)	(936)
Gross profit (loss)	183	(364)

Operating expenses:
General and administrative expenses	(39,060)	(2,434)
Selling expenses	(396)	(315)
Total operating expenses	(39,456)	(2,749)
Loss from operations	(39,273)	(3,113)
Other (loss) income:
Other income, net	92	784
Interest (expenses) income, net	(10)	19
Changes in fair value of warrant liabilities	15	(45)
Change in fair value of convertible notes	(1,956)	-
Total other (loss) income	(1,859)	758

Loss from continuing operations before income tax expense	(41,132)	(2,355)
Income tax provision	40	-
Loss from continuing operations	(41,092)	(2,355)
Income from discontinued operations, net of tax	87,748	4
Net income (loss)	$46,656	$(2,351)

Comparison of the Six Months Ended June 30, 2026 and 2025

Net Revenue

Our revenues from continuing operations for the six months ended June 30, 2026 and 2025 were US$55.1 million and US$0.6 million, respectively, with an increase of US$54.5 million, or 9,527.8%. The increase was primarily attributable to the acquisition of QC Capital Limited (“QC Capital”) and the revenue contribution from its operational management and delivery services following the acquisition, which became a significant source of our revenues during the period.

Cost of Revenues

Our cost of revenues increased by US$54.0 million, or 5,764.1%, from US$0.9 million for the six months ended June 30, 2025 to US$54.9 million for the six months ended June 30, 2026, primarily in line with the revenue growth from operational management and delivery services.

3

Gross Profit

As a result of the foregoing, our gross profit was US$0.2 million for the six months ended June 30, 2026, compared with a gross loss of US$0.4 million for the six months ended June 30, 2025. The improvement was primarily attributable to (i) an increase in gross profit from sales of smart electric vehicles to US$0.3 million for the six months ended June 30, 2026, compared with a gross loss of US$0.4 million for the six months ended June 30, 2025; partially offset by (ii) a gross loss of US$0.1 million from our newly acquired operational management and delivery services business, primarily due to its early stage of operations following the acquisition.

General and Administrative Expenses

Our general and administrative expenses increased by US$36.7 million, or 1,504.8%, from US2.4 million for the six months ended June 30, 2025, to US$39.1 million for the six months ended June 30, 2026. This increase was primarily attributable to (i) an increase of US$31.2 million in share-based compensation, mainly due to equity incentives granted to employees for retention and performance, and equity-settled consideration for services from providers; (ii) an increase of US$1.6 million amortization expenses related to intangible assets recognized in connection with acquisitions completed during the period; and (iii) an increase of US$1.4 million in payroll expenses resulting from the net addition of headcount in connection with the acquisitions.

Selling Expenses

Our selling expenses increased by US$0.1 million, or 25.7%, from US$0.3 million for the six months ended June 30, 2025 to US$0.4 million for the six months ended June 30, 2026, primarily attributable to (i) an increase of US$0.4 million in promotion fees and entertainment expenses as we continued our strategic transformation toward smart city, smart mobility, and AI-related businesses, partially offset by (ii) a decrease of US$0.3 million in vehicle expenses and depreciation expenses.

Loss from Operations

As a result of the foregoing, our loss from operations increased by approximately 1,161.6%, from US$3.1 million for the six months ended June 30, 2025 to US$39.3 million for the six months ended June 30, 2026.

Other Income, net

We recorded net other income of US$0.1 million and US$0.8 million for the six months ended June 30, 2026 and 2025, respectively. The higher net other income in 2025 was primarily attributable to the disposal of vehicles with a value of approximately US$0.7 million, while no such disposal occurred in 2026.

Change in fair value of convertible notes

We recorded a loss of US$2.0 million on the change in fair value of convertible notes for the six months ended June 30, 2026, compared with nil for the corresponding period in 2025.

Income from Discontinued Operations

On February 5, 2026, we entered into a share transfer agreement with a third party, Energy Plus Management Limited, pursuant to which we agreed to dispose of our entire equity interest in ICONIQ, representing 100% of the issued and outstanding shares of ICONIQ, for a nominal consideration of US$1.00. The transaction has been completed on February 5, 2026. Accordingly, the operating results of ICONIQ have been presented as discontinued operations for the six months ended June 30, 2026 and 2025.

For the six months ended June 30, 2026 and 2025, we recorded a net income from discontinued operations of US$87.7 million and $4.0 thousand. The significant growth is attributable to a US$89.3 million gain on disposal recognized upon completion of the disposal of ICONIQ on February 5, 2026.

Net Income (Loss)

As a result of the foregoing, we recorded net income of US$46.7 million for the six months ended June 30, 2026, compared with a net loss of US$2.4 million for the six months ended June 30, 2025, representing a turnaround from a net loss to net income.

4

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that we will continue as a going concern. For the six months ended June 30, 2026 and 2025, excluding the results of discontinued operations, we incurred operating losses of approximately US$39.3 million and US$3.1 million, respectively, negative operating cash flows of approximately US$4.7 million and positive operating cash flows of approximately US$0.6 million, respectively. As of June 30, 2026, we had a working capital deficit of approximately US$10.7 million. These conditions raise substantial doubt about our ability to continue as a going concern.

In February 2026, we completed the disposal of ICONIQ Holding Limited, which was classified as a discontinued operation. The disposal reduced our historical liabilities and operating losses associated with the disposed business; however, we continue to face liquidity challenges from our ongoing operations. In addition, during the six months ended June 30, 2026, we completed the acquisitions of Neurovia AI Limited and QC Capital Limited. These acquired businesses are in the early stages of development and have not generated sufficient operating profits or cash flows to date. Our ability to successfully integrate and develop these acquired businesses and generate future cash flows is subject to significant uncertainties.

To improve our liquidity position, we entered into an equity purchase facility agreement with SZOP Opportunities I LLC (the “EPFA”) and a convertible note facility with JAK Mobility Ventures II LLC (the “Convertible Note Facility”) in December 2025, providing potential access to up to US$100.0 million and US$80.0 million, respectively. As of June 30, 2026, approximately US$97.9 million remained available under the EPFA and approximately US$68.0 million remained available under the Convertible Note Facility. However, our ability to access financing under these arrangements is subject to various conditions, including market conditions, regulatory requirements and contractual limitations. There can be no assurance that we will be able to obtain additional financing when needed or on acceptable terms.

Subsequent to June 30, 2026, on July 15, 2026, we entered into a securities purchase agreement with JAK Mobility Ventures II LLC to issue senior convertible notes with an aggregate principal amount of up to US$37.5 million. On July 17, 2026, we completed the initial closing and issued a convertible note with a principal amount of US$12.5 million for proceeds of US$11.5 million. The remaining notes may be issued in one or more subsequent closings, subject to the satisfaction or waiver of certain closing conditions.

Notwithstanding the financing arrangements described above, our ability to obtain additional funding and improve our liquidity position remains subject to various factors, including market conditions, our financial performance, regulatory requirements, and contractual restrictions. Accordingly, management cannot conclude that it is probable that these plans will effectively alleviate the substantial doubt about our ability to continue as a going concern within one year after the issuance date of these unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the ordinary course of business.

5

ROBO.AI INC.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,110	$4,023
Accounts receivable, net	8,760	-
Advance to suppliers, net	634	-
Inventories, net	155	267
Amounts due from a related party	259	-
Prepaid expenses and other current assets, net	4,417	2,406
Current assets of discontinued operation	-	1,304
Total current assets	16,335	8,000

Non-current assets:
Property and equipment, net	239	152
Intangible assets, net	83,020	-
Goodwill	26,723	-
Operating lease right-of-use asset, net	886	-
Other non-current assets	33	-
Non-current assets of discontinued operation	-	292
Total non-current assets	110,901	444

TOTAL ASSETS	$127,236	$8,444

Liabilities
Current liabilities:
Accounts payable	$3,833	$3,686
Advance from customers	80	-
Warrant liabilities	72	87
Amounts due to related parties	878	1,164
Convertible notes	2,985	11,126
Accrued expenses and other current liabilities	19,034	9,237
Lease liabilities, current	126	-
Current liabilities of discontinued operation	-	99,259
Total current liabilities	27,008	124,559

Non-current liabilities:
Lease liabilities, non-current	473	-
Deferred tax liabilities	3,962	-
Total non-current liabilities	4,435	-

TOTAL LIABILITIES	31,443	124,559

Shareholders’ equity (deficit)
Class A Ordinary shares (par value of US$0.002 per share; 500,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of June 30, 2026 and December 31, 2025, respectively; 8,817,501 and 1,817,501 Class A Ordinary Shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively) *	18	4
Class B Ordinary Shares (par value of US$0.002 per share; 3,500,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of June 30, 2026 and December 31, 2025, respectively; 158,127,877 and 16,718,224 Class B Ordinary Shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively) *	316	33
Additional paid-in capital	952,564	798,241
Accumulated deficit	(857,709)	(904,391)
Accumulated other comprehensive income (loss)	593	(5,675)
Robo.ai Shareholders’ equity (deficit)	95,782	(111,788)
Non-controlling interests	11	(4,327)
Total Shareholders’ equity (deficit)	95,793	(116,115)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$127,236	$8,444

*	Retrospectively restated for effect of reverse stock split effective on April 6, 2026 (see Note 17).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Net revenue	$55,071	$572
Cost of revenues	(54,888)	(936)
Gross profit (loss)	183	(364)

Operating expenses:
General and administrative expenses	(39,060)	(2,434)
Selling expenses	(396)	(315)
Total operating expenses	(39,456)	(2,749)
Loss from operations	(39,273)	(3,113)
Other (loss) income:
Other income, net	92	784
Interest (expenses) income, net	(10)	19
Changes in fair value of warrant liabilities	15	(45)
Changes in fair value of convertible notes	(1,956)	-
Total other (loss) income	(1,859)	758

Loss from continuing operations before income tax benefit	(41,132)	(2,355)
Income tax benefit	40	-
Loss from continuing operations	(41,092)	(2,355)
Income from discontinued operations, net of tax	87,748	4
Net income (loss)	$46,656	$(2,351)
Net loss attributable to noncontrolling interests from continuing operations	(26)	-
Net loss attributable to noncontrolling interests from discontinued operations	-	(115)
Net income (loss) attributable to Robo.ai’s shareholders	46,682	(2,236)
Other comprehensive income (loss)
Foreign currency translation income from continuing operations	696	-
Foreign currency translation loss from discontinued operations	(2,324)	(297)
Total comprehensive income (loss)	$45,028	$(2,648)
Net loss from continuing operations per ordinary share:
Basic and Diluted*	(0.72)	(0.16)
Net income from discontinued operation per ordinary share:
Basic and Diluted*	1.53	0.01
Income (loss) per ordinary share attributable to shareholders
Basic and Diluted*	$0.81	$(0.15)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	57,403,494	14,609,985

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
General and administrative expenses	$31,211	$-

*	Retrospectively restated for effect of reverse stock split effective on April 6, 2026 (see Note 17).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUTY (DEFICIT)
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s (deficit)	Non- controlling	Total shareholders’ (deficit)
	Share*	Amount	Share*	Amount	receivables	capital	deficit	(loss) income	equity	interests	equity
Balance as of December 31, 2024	1,817,501	$4	12,792,484	$26	$-	$678,528	$(737,049)	$(4,105)	(62,596)	$(3,971)	$(66,567)
Net loss	-	-	-	-	-	-	(2,236)	-	(2,236)	(115)	(2,351)
Foreign currency translation	-	-	-	-	-	-	-	(242)	(242)	(55)	(297)
Contribution from shareholders	-	-	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2025 (Unaudited)	1,817,501	$4	12,792,484	$26	$-	$678,528	$(739,285)	$(4,347)	(65,074)	$(4,141)	$(69,215)

Balance as of December 31, 2025	1,817,501	4	16,718,224	33	-	798,241	(904,391)	(5,675)	(111,788)	(4,327)	(116,115)
Net income (loss)	-	-	-	-	-	-	46,682	-	46,682	(26)	46,656
Foreign currency translation	-	-	-	-	-	-	-	(1,531)	(1,531)	(97)	(1,628)
Share-based compensation	7,000,000	14	8,910,756	18	-	31,179	-	-	31,211	-	31,211
Conversion of convertible notes	-	-	4,786,414	10	-	13,588	-	-	13,598	-	13,598
Disposal of the ICONIQ and its subsidiaries	-	-	-	-	-	-	-	7,799	7,799	4,461	12,260
Issuance of Class B ordinary shares for acquisition of Neurovia AI Limited	-	-	104,097,957	208	-	68,392	-	-	68,600	-	68,600
Issuance of Class B ordinary shares for acquisition of QC Capital Limited	-	-	20,491,805	41	-	38,694	-	-	38,735	-	38,735
Issuance of Class B ordinary shares for acquisition of factory usage rights	-	-	500,000	1	-	294	-	-	295	-	295
Issuance of Class B ordinary shares for debt extinguishment	-	-	122,721	-	-	72	-	-	72	-	72
Issuance of Class B ordinary shares under Equity Purchase Facility	-	-	2,500,000	5	-	2,104	-	-	2,109	-	2,109
Balance as of June 30, 2026 (Unaudited)	8,817,501	$18	158,127,877	$316	$-	$952,564	$(857,709)	$593	95,782	$11	$95,793

*	Retrospectively restated for effect of reverse stock split effective on April 6, 2026 (see Note 17).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(41,092)	$(2,355)
Net income from discontinued operation	87,748	4
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,619	181
Amortization of operating lease right-of-use asset	56	-
Changes in fair value of warrant liabilities	(15)	45
Changes in fair value of convertible notes	1,956	-
Issuance costs and discount on convertible notes	564	-
Disposal loss of property and equipment	-	114
Inventory write-downs	-	508
Impairment loss of advance to suppliers and prepaid expenses	34	-
Deferred tax benefit	(42)	-
Share-based compensation	31,211	-
Changes in assets and liabilities:
Accounts receivable	(8,672)	-
Advance to supplier	(668)	-
Inventories	105	457
Prepaid expenses and other current assets	(109)	796
Other non-current assets	(34)	-
Operating lease	(45)	-
Accounts payable	156	(82)
Advance from customers	75	-
Accrued expenses and other current liabilities	10,174	918
Net cash (used in) provided by operating activities from continuing operation	(4,727)	582
Net cash provided by (used in) operating activities from discontinued operation	2,116	(1,607)
Net cash used in operating activities	(2,611)	(1,025)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(112)	-
Net cash outflow from disposal of a subsidiary	(1,335)	-
Proceeds from disposal of property and equipment	-	107
Loans to third parties	(1,897)	-
Loan to a related party	(255)	-
Net cash (used in) provided by investing activities from continuing operation	(3,599)	107
Net cash used in investing activities from discontinued operation	(1,488)	(24)
Net cash (used in) provided by investing activities	(5,087)	83

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties	163	716
Loan proceeds from a third party	9	136
Repayments of loan from related parties	(449)	(27)
Proceeds from convertible notes	2,937	-
Issuance of Class B ordinary shares under Equity Purchase Facility	2,109	-
Net cash provided by financing activities from continuing operations	4,769	825
Net cash provided by financing activities from discontinued operations	-	39
Net cash provided by financing activities	4,769	864

Effect of exchange rate changes	(288)	99

Net (decrease) increase in cash and cash equivalents	(3,217)	21
Cash and cash equivalents and restricted cash, at beginning of the period	5,327	1,287
Cash and cash equivalents and restricted cash, at end of the period	$2,110	$1,308

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Expenses paid by a third party on behalf of the Group	$-	$407
Conversion of convertible notes	$13,598	$-
Issuance of Class B ordinary shares for debt extinguishment	$72	$-
Issuance of Class B ordinary shares for acquisition of Neurovia AI Limited	$68,600	$-
Issuance of Class B ordinary shares for acquisition of QC Capital Limited	$38,735	$-
Issuance of Class B ordinary shares for acquisition of factory usage rights	$295	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ICONIQ HOLDING LIMITED (“ICONIQ”) was incorporated under the laws of the Cayman Islands on March 11, 2021 as an exempted company with limited liability.

On April 15, 2022, ICONIQ entered into a business combination agreement, as amended on September 28, 2022 (the “Business Combination Agreement”), with (i) East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), (ii) Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing (as defined below) from and after the Closing, (iii) Robo.ai Inc. (“Robo.ai,” formerly known as NWTN Inc. prior to August 15, 2025, the “Company” or “Pubco”), an exempted company incorporated with limited liability in the Cayman Islands, (iv) Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “First Merger Sub”), and (v) Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into East Stone (the “Second Merger”, and together with the First Merger, the “Mergers”), with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of East Stone being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries, including the consolidated variable interest entities (“VIEs”) and their subsidiaries (collectively, the “Group”), primarily engage in the sale of smart electric vehicles and the provision of operational management and delivery services. The Group’s operations are primarily conducted in the United Arab Emirates (“UAE”) and the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On November 11, 2022 (the “Closing Date”), East stone and NWTN consummated the closing of the Transaction of East Stone and NWTN, following the approval at a Special Meeting of the shareholders on November 10, 2022. Following the consummation of the Transaction, ICONIQ as a wholly-owned subsidiary of NWTN and the outstanding shares of ICONIQ being converted into the right to receive shares of NWTN, the combined company will retain the NWTN name.

ICONIQ was determined to be the accounting acquirer given ICONIQ effectively controlled the combined entity after the transaction. The transaction is not a business combination because East Stone was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by ICONIQ for the net monetary assets of the Company, accompanied by a recapitalization. ICONIQ is determined as the accounting acquirer and the historical financial statements of ICONIQ became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 1,635,751 Pubco Class A ordinary shares (the “Pubco Class A Ordinary Shares”). All of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 10,365,735 Pubco Class B ordinary shares (the “Pubco Class B Ordinary Shares”), which has been restated retrospectively to reflect the equity structure of the Company. Loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

History of the Group and Reorganization

The Company commenced its operations through Tianjin Tianqi Group Co., Ltd (“Tianqi Group”) in 2017.

In preparation for its IPO, the Group completed a reorganization (the “Reorganization”) on January 19, 2022, which involved the following steps:

●	Formation of ICONIQ, ICONIQ Motors Limited, ICONIQ Global Limited, ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”), ICONIQ Green Technology FZCO (“FZCO”), ICONIQ (Tianjin) Motors Ltd. and

●	WFOE obtaining 94.66% of the equity interests of Tianqi Group by increasing in the registered capital of Tianqi Group (the “Capital Increase”).

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the Reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

Disposal of ICONIQ Holding Limited (“ICONIQ”)

On February 5, 2026, the Group entered into a share transfer agreement with a third party, Energy Plus Management Limited, pursuant to which the Group agreed to dispose of its entire equity interest in ICONIQ, representing 100% of the issued and outstanding shares of ICONIQ, except for its equity interest in NWTN Automobile Cars Trading Sole Proprietary LLC, for a nominal consideration of US$1.00. The transaction has been completed on February 5, 2026. See Note 4 Discontinued Operations for details.

The VIE Agreements

On June 12, 2026, QC Capital Limited (“QC Capital”), a company incorporated in the British Virgin Islands (“BVI”), has entered into a series of contractual arrangements with an operating entity organized in the People’s Republic of China and its three subsidiaries (collectively, the “VIEs”), as well as the equity holders of the operating entity.

The VIEs conduct substantially all of the Group’s operating activities in the PRC. QC Capital does not directly own any equity interests in the VIEs. Instead, QC Capital obtains effective control over the VIEs and the right to receive substantially all of their economic benefits through contractual arrangements.

These contractual arrangements primarily consist of Exclusive Business Cooperation Agreements, Equity Pledge Agreements, Exclusive Option Agreements and Powers of Attorney entered into among QC Capital, the VIEs and their respective shareholders.

The Group acquired QC Capital pursuant to a Share Purchase Agreement dated June 12, 2026, with the closing of the transaction occurring on June 15, 2026. Following the acquisition, QC Capital became a wholly owned subsidiary of the Group. Through QC Capital’s contractual arrangements with the VIEs and their equity holders, the Group indirectly controls the VIEs through QC Capital.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Exclusive Business Cooperation Agreements

Pursuant to the Exclusive Business Cooperation Agreements, QC Capital has the exclusive right to provide the VIEs with technical support, consulting, management, intellectual property licensing and other business support services. In consideration for such services, the VIEs are required to pay service fees to QC Capital, which may be determined by QC Capital and may amount to substantially all of the VIEs’ residual profits after deducting operating costs, taxes and other statutory obligations.

In addition, QC Capital has the right to oversee the VIEs’ business operations, review their financial and operational information, provide financial support when necessary, and participate in the management of their business affairs. The agreements have an initial term of ten years and will automatically renew upon expiration unless terminated by QC Capital. The VIEs do not have the unilateral right to terminate the agreements.

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements, the shareholders of the VIEs pledge all of their equity interests in the VIEs to QC Capital as security for the performance of their obligations under the VIE Agreements, including, among others, the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements and the Powers of Attorney.

Under the Equity Pledge Agreements, without QC Capital’s prior written consent, the shareholders of the VIEs may not transfer, create or permit the creation of any encumbrance on, or otherwise dispose of the pledged equity interests. QC Capital is entitled to exercise its rights as the pledgee upon the occurrence of any event of default, including the right to enforce the pledge and dispose of the pledged equity interests in accordance with applicable laws.

The equity pledges remain effective until all obligations of the shareholders and the VIEs under the VIE Agreements have been fully performed or otherwise discharged. The shareholders of the VIEs do not have the unilateral right to terminate the Equity Pledge Agreements.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, the shareholders of the VIEs irrevocably grant QC Capital an exclusive and irrevocable option to purchase, or designate one or more persons to purchase, all or part of their equity interests in the VIEs and/or assets of the VIEs, to the extent permitted by applicable laws and regulations.

Without QC Capital’s prior written consent, neither the VIEs nor their shareholders may transfer equity interests, dispose of material assets, amend organizational documents, incur significant indebtedness or undertake other significant corporate actions.

The Exclusive Option Agreements remain effective until all equity interests and/or assets subject to the option have been transferred to QC Capital or its designee(s), unless earlier terminated by QC Capital. The shareholders of the VIEs and the VIEs do not have the right to terminate the agreements unilaterally.

Powers of Attorney

Under the Powers of Attorney, each shareholder of the VIEs irrevocably appoints QC Capital as his or her exclusive attorney-in-fact to exercise all shareholder rights with respect to the equity interests held in the VIEs, including, without limitation, attending shareholders’ meetings, exercising voting rights, transferring or disposing of equity interests, and appointing directors, supervisors and senior management personnel.

The Powers of Attorney are irrevocable and remain effective until the termination or expiration of the VIE Agreements.

Primary Beneficiary Determination

The Group evaluated the contractual arrangements under ASC 810, Consolidation, and determined that the VIEs are variable interest entities.

The Group further concluded that QC Capital is the primary beneficiary of the VIEs because QC Capital has:

●	the power to direct the activities that most significantly affect the economic performance of the VIEs; and

●	the right to receive benefits from, and the obligation to absorb losses of, the VIEs that could potentially be significant to the VIEs.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Accordingly, QC Capital consolidates the VIEs and their subsidiaries. Following the Group’s acquisition of QC Capital, the Group indirectly obtained control over the VIEs through QC Capital and therefore consolidates the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries in its unaudited condensed consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Group’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Group is unable to enforce these VIE agreements, it may not be able to exert effective control over VIEs and its ability to conduct its business may be materially and adversely affected.

Although the share pledge agreement has been lawfully and validly executed, it has not yet been registered in accordance with the PRC Law, and the security interest in the shares has not yet been established according to the PRC Law; this may have some implications for the enforcement of the security interest in the shares, but does not affect the validity, binding and enforceability of the overall VIE arrangement or the control rights of the BVI Company.

The following financial statement amounts and balances of the VIEs were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions within the consolidated VIE:

Unaudited Condensed Consolidated Balance Sheets Information

As of June 30,
2026
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$214
Accounts receivable, net	8,661
Advance to suppliers, net	10
Prepaid expenses and other current assets, net	1,926
Total current assets	$10,811

TOTAL ASSETS	$10,811

Liabilities
Current liabilities:
Accounts payable	$12
Advance from customers	75
Accrued expenses and other current liabilities	10,814
Total current liabilities	$10,901

TOTAL LIABILITIES	$10,901

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive loss

For the six months ended June 30,
2026
(Unaudited)
Net revenue	$54,371
Cost of revenues	$(54,441)

Unaudited Condensed Consolidated Cash Flows Information

For the six months ended June 30,
2026
(Unaudited)
Net cash provided by operating activities	$2,124
Net cash used in investing activities	(1,918)
Net cash provided by financing activities	9
Effect of exchange rate changes	(1)
Net increase in cash and cash equivalents	$214

As of June 30, 2026, the details of the Company’s subsidiaries and consolidated VIE are as follows.

	Date of	Place of	Percentage of	Principal
Name	Incorporation	incorporation	ownership	Activities
East Stone	August 9, 2018	BVI	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Global Energy Co. LTD	April 18, 2023	Hong Kong, PRC	100%	Investment holding
ROBO.AI Holding Limited	January 15, 2025	Cayman Islands	100%	Investment holding
Roboai Investments L.L.C.-FZ	February 21, 2025	United Arab Emirates (“UAE”)	100%	Investment holding
Astra Mobility Meta (Cayman) Limited*	August 29, 2025	Cayman Islands	100%	Investment holding
Rovtol LTD	September 29, 2025	Cayman Islands	100%	eVOTL wholesale and retail
Rovtol International Limited	October 13, 2025	Cayman Islands	51%	eVOTL wholesale and retail
Robus Trading FZ	October 30, 2025	United Arab Emirates (“UAE”)	51%	Commercial vehicle wholesale and retail
Robocar Inc.	November 17, 2025	British Virgin Islands	70%	Investment holding
Robo.ai Japan Co.,Ltd	November 25, 2025	Japan	100%	Investment holding
Robocar International LLC	December 9, 2025	Hong Kong, PRC	70%	Investment holding
ROBOAIIO GENERAL TRADING LLC	December 26, 2025	United Arab Emirates (“UAE”)	100%	Headquarters operations and administrative functions
Simo Robot Technology (Shanghai) LTD	January 15, 2026	PRC	70%	Investment holding
Neurovia AI Limited	May 18, 2026	British Virgin Islands	100%	AI visual data compression and processing
QC Capital Limited	June 15, 2026	British Virgin Islands	100%	Investment holding
Jiangsu Qingfeng Chuanyin Technology Co., Ltd.	June 15, 2026	PRC	100%	Operational management and delivery services
Jiangsu Hong’anlin Artificial Intelligence Technology Co., Ltd.	June 15, 2026	PRC	99%	Operational management and delivery services
Jiangsu Ruilinchuan Artificial Intelligence Technology Co., Ltd.	June 15, 2026	PRC	99%	Operational management and delivery services

*	On February 28, 2025, the Company entered into a share exchange agreement with Astra, pursuant to which the Company agreed to acquire 100% of Astra’s equity. The acquisition consideration consists of the issuance of 750,000 Class B ordinary shares to Astra’s shareholders, subject to certain performance conditions and a lock-up period. Upon completion of the acquisition on August 29, 2025, Astra became the Company’s wholly-owned subsidiary. As of the date of these unaudited condensed consolidated financial statements, the consideration shares have not yet been issued.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended June 30, 2026 and 2025, excluding the results of discontinued operations, the Company incurred operating losses of approximately US$39.3 million and US$3.1 million, respectively, negative operating cash flows of approximately US$4.7 million and positive operating cash flows of approximately US$0.6 million, respectively. As of June 30, 2026, the Company had a working capital deficit of approximately US$10.7 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In February 2026, the Company completed the disposal of ICONIQ Holding Limited, which was classified as a discontinued operation. The disposal reduced the Company’s historical liabilities and operating losses associated with the disposed business; however, the Company continues to face liquidity challenges from its ongoing operations. In addition, during the six months ended June 30, 2026, the Company completed the acquisitions of Neurovia AI Limited and QC Capital Limited, as further described in Note 5 and Note 6. These acquired businesses are in the early stages of development and have not generated sufficient operating profits or cash flows to date. The Company’s ability to successfully integrate and develop these acquired businesses and generate future cash flows is subject to significant uncertainties.

To improve its liquidity position, the Company entered into an equity purchase facility agreement with SZOP Opportunities I LLC (the “EPFA”) and a convertible note facility with JAK Mobility Ventures II LLC (the “Convertible Note Facility”) in December 2025, providing potential access to up to US$100.0 million and US$80.0 million, respectively. As of June 30, 2026, approximately US$97.9 million remained available under the EPFA and approximately US$68.0 million remained available under the Convertible Note Facility. However, the Company’s ability to access financing under these arrangements is subject to various conditions, including market conditions, regulatory requirements and contractual limitations. There can be no assurance that the Company will be able to obtain additional financing when needed or on acceptable terms.

Subsequent to June 30, 2026, on July 15, 2026, the Company entered into a securities purchase agreement with JAK Mobility Ventures II LLC to issue senior convertible notes with an aggregate principal amount of up to US$37.5 million. On July 17, 2026, the Company completed the initial closing and issued a convertible note with a principal amount of US$12.5 million for proceeds of US$11.5 million. The remaining notes may be issued in one or more subsequent closings, subject to the satisfaction or waiver of certain closing conditions.

Notwithstanding the financing arrangements described above, the Company’s ability to obtain additional funding and improve its liquidity position remains subject to various factors, including market conditions, the Company’s financial performance, regulatory requirements, and contractual restrictions. Accordingly, management cannot conclude that it is probable that these plans will effectively alleviate the substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the ordinary course of business.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Group and its subsidiaries have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of the subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(b) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-lived assets, write-down for inventories, impairment loss of prepayments and other current assets, accounting for deferred income taxes and valuation allowance for deferred tax assets, as well as fair value determination of convertible notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated useful lives
Customer relationship	8 years
Exclusive contractual technology license	8 years
Software copyright	8 years

(d) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(e) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s financial assets and liabilities primarily include cash and cash equivalent, accounts receivable, amounts due from a related party, other receivables (included in prepayments and other current assets), accounts payable, warrant liabilities, amounts due to related parties, convertible notes, and other payables (included in accrued expenses and other current liabilities).

The warrant liabilities are measured at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Convertible notes are measured at fair value using unobservable inputs and categorized in Level III of the fair value hierarchy, see Note 12.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be measured at fair value only if they were determined to be impaired.

Liabilities Measured at Fair Value on a Recurring Basis

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of June 30, 2026 and December 31, 2025.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of June 30, 2026 (Unaudited)	$72	$-	$-	$72
As of December 31, 2025	$87	$-	$-	$87
Convertible notes:
As of June 30, 2026 (Unaudited)	$-	$-	$2,985	$2,985
As of December 31, 2025	$-	$-	$11,126	$11,126

Warrant liabilities

As of June 30, 2026 and December 31, 2025, the fair value of the Private Warrants were US$0.04 and US$0.05 per warrant, with an exercise price of US$230.0 per share, and the Representative Warrants were US$0.08 and US$0.10 per warrant, with an exercise price of US$240.0 per share, respectively. The changes for warrant liabilities measured at fair value are as follows:

	Private	Representative
	Warrants	Warrants
Fair value as of December 31, 2025	$18	$69
Change in fair value	(3)	(12)
Fair value as of June 30, 2026 (Unaudited)	$15	$57

Convertible notes

The following is a reconciliation of the beginning and ending balances for convertible notes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2026, see Note 12 for details:

Convertible notes
Opening balance as of December 31, 2025	11,126
New convertible notes issued	$2,937
Debt issuance expenses	564
Changes in fair value of convertible notes	1,956
Conversion to Class B ordinary shares	(13,598)
Ending balance as of June 30, 2026 (Unaudited)	$2,985

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Warrants

The Group does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

Management evaluates all of its financial instruments, including issued warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the warrant liabilities are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss as incurred.

The Group issued 350,000 private warrants (“Private Warrants”), 690,000 representative warrants (“Representative Warrant”) and 13,800,000 public warrants (“Public Warrants”) in connection with its Transactions. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as the Company is required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as warrant liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

(g) Current expected credit loss

On January 1, 2023, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Group’s financial assets subject to the CECL model mainly include accounts receivable, amounts due from related parties and prepaid expenses and other current assets.

For accounts receivable, the Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For amounts due from related parties and other current assets, we review them on a periodic basis and make allowances on an individual basis when there is doubt as to the collectability. These amounts are written off after all collection efforts have been exhausted.

For the six months ended June 30, 2026 and 2025, the Group did not record any allowance for expected credit losses or any reversal of previously recognized allowance from continuing operations.

(h) Impairment loss of non-financial assets

Advance to suppliers and prepayments represent amounts paid in advance for goods or services to be received in the future. Such amounts do not represent financial assets as they do not give rise to a contractual right to receive cash or another financial instrument, and therefore are not within the scope of ASC 326 Financial Instruments—Credit Losses.

The Group evaluates the recoverability of advance to suppliers and prepayments at each reporting date. When events or changes in circumstances indicate that the carrying amount of prepayments may not be recoverable, the Group assesses whether it is probable that the prepaid amounts will not be realized through the receipt of goods or services, or through refund.

Indicators of impairment may include, but are not limited to, significant financial difficulties of the counterparty, bankruptcy or insolvency, disputes regarding performance under the underlying agreements, cancellation or termination of contracts, or other adverse changes in the business environment that affect the counterparty’s ability to fulfill its obligations.

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

If it is determined that the carrying amount is not recoverable, an impairment loss is recognized in the amount by which the carrying value of the prepayments exceeds the amount expected to be recovered.

Estimates of recoverability involve significant judgment and are based on available information regarding the financial condition of counterparties and the status of the underlying arrangements.

For the six months ended June 30, 2026, the Group recognized an impairment loss of US$0.03 million from continuing operations, which was subsequently written off. No impairment loss or write-off was recognized from continuing operations during the six months ended June 30, 2025.

(i) Convertible notes

Under the Fair Value Option Subsection of ASC Subtopic 825-10, Financial Instruments – Overall (“ASC 825”), the Group has an irrevocable option to designate certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in the statement of operations. Changes in fair value do not include accrued interest on debt instruments. Any changes in the fair value of liabilities resulting from changes in instrument-specific credit risk are reported in other comprehensive (loss) gain. The Group separately measures changes attributed to instrument-specific credit risk by calculating the difference between the overall change in the fair value of the instrument and the change attributed to fluctuations in the relevant risk-free.

The Group elected the fair value option for its convertible notes, and the Group believes the fair value option best reflects the economics of the underlying transaction. See Note 12 for details.

(j) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(k) Revenue recognition

The Group’s revenues are generated from operational management and delivery services and sales of smart electric vehicles.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised smart electric vehicles is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products net of business tax and value added tax. Revenue recognition policy for the revenue stream is as follows:

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operational management and delivery services

The Group provides operational management services and intelligent solutions, including workforce management and delivery service solutions, to enterprise customers. The Group enters into service agreements with customers and is responsible for organizing and managing service personnel, monitoring service completion, and settling service fees with contracted freelancers.

During the period from June 15, 2026 to June 30, 2026, all operational management service revenue was derived from delivery service solutions. The Group concluded that each completed delivery order represents a single performance obligation. Customers obtain the benefit of the delivery services when the delivery order is completed in accordance with the agreed service requirements. The Group charges customers a fixed fee per completed delivery order, subject to adjustments based on predefined performance criteria. Revenue is recognized at a point in time when the delivery order is completed and accepted by the customer, as the Group obtains an enforceable right to consideration only upon completion of the required services.

The Group acts as a principal in these arrangements as it controls the services before they are transferred to customers, is primarily responsible for fulfilling the service obligations, and bears the related operational risks. Accordingly, revenue is recognized on a gross basis based on the completed delivery orders at the contractual rates.

Sales of smart electric vehicles

The Group generates revenue from sales of smart electric vehicles through purchase orders. The Group identified only one performance obligation to provide customers with vehicles, at a fixed price stated in the purchase orders. Full prepayment is required before or upon the Group’s delivery of the vehicles. Revenue is recognized at a point of time upon the customer’s acceptance of the smart electric vehicles. The Group is deemed as the principal, recognizing revenue on a gross basis as the Group is primary responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

In the normal course of business, the Group’s warranties are required by the law and related to the risk of purchasing defective products. In addition, the Group would not sell a warranty separately. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Group recognize the warranty when actual repair or replacement incur as the amount of loss cannot be reasonably estimated due to the very short experience in sales of vehicles.

In the instance that a customer selects to pay by installments for vehicles under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other income. Receivables related to the vehicle installment payment are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unearned interest income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

The following table identifies the disaggregation of the Group’s revenues from continuing operations for the six months ended June 30, 2026 and 2025, respectively:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Operational management and delivery services	$54,371	$-
Sales of smart electric vehicles	700	572
Total	$55,071	$572

ROBO.AI INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Share-based compensation

Share-based awards granted to eligible employees, officers, directors, and non-employees, including unvested shares, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718, Compensation-Stock Compensation.

For the share-based awards granted with only service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the graded vesting method, over the requisite service period, which is generally the vesting period. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The Group’s share-based awards primarily consist of restricted share awards, the details of which are disclosed in Note 15. The fair value of restricted shares granted is determined based on the fair value of the underlying ordinary shares of AIIO on the grant date, which is based on the quoted market price of AIIO’s ordinary shares on the Nasdaq Global Market.

(m) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (US$14,572). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group accrued no income tax payable from continuing operations for the six months ended June 30, 2026 and 2025. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2026 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(n) Foreign currency transactions and translations

The functional and reporting currency of the Group is the United States Dollar (“US$”). The Group’s operating subsidiaries in China, Dubai, Japan and the United States use their respective currencies Renminbi (“RMB”), United Arab Emirates Dirham (“AED”), Japanese Yen (“JPY”), and US$ as their functional currencies.

The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ equity (deficit). Gains and losses from foreign currency transactions are included in the financial expenses in unaudited condensed consolidated statements of operations and comprehensive income (loss).

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	As of June 30,	As of December 31,
Balance sheet items, except for equity accounts	2026	2025
US$ against RMB	6.7851	6.9931
US$ against AED	3.6727	3.6728
US$ against JPY	162.6100	*

	For the six months ended June 30,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2026	2025
US$ against RMB	6.8624	7.2526
US$ against AED	3.6730	3.6728
US$ against JPY	158.1514	*

*	There is no JPY transaction during the periods presented.

No representation is made that the RMB, AED and JPY amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(o) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic income (loss) per share as of the date that all necessary conditions have been satisfied. Net income (loss) are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

(p) Segment reporting

The Group organized its operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performances of the Group.

The Group determined it has two operating segments: (1) operational management and delivery services and (2) sales of smart electric vehicles. The Group’s reportable segments are strategic business units that offer different products and services. They are managed separately due to differences in their operating processes, target customers, and resource allocation requirements. Segment disclosures are included in Note 20 Segment Reporting.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Geographic information

The Group’s long-lived assets were primarily located in Japan, the United Arab Emirates and the British Virgin Islands. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Japan	$711	$-
The British Virgin Islands	285	-
The United Arab Emirates	162	152
Total	$1,158	$152

Long-lived assets as presented above mainly include property and equipment and right-of-use assets.

(q) Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income separate from the net loss of continuing operations in accordance with ASC 205-20-45.

The Group disposed of ICONIQ in February 2026, which met all the conditions required in order to be classified as a discontinued operation (Note 4). Accordingly, the operating results of ICONIQ are reported as a gain from discontinued operations in the accompanying unaudited condensed consolidated financial statements for all periods presented.

Certain comparative amounts as of December 31, 2025 have been reclassified to separately present the assets and liabilities of ICONIQ as discontinued operations in accordance with ASC 205-20-45-10. These reclassifications had no impact on the previously reported total assets, total liabilities, or shareholders’ deficit.

(r) Asset acquisition

The Group measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to transfer costs of ownership is charged to general and administrative expenses at the acquisition date.

(s) Business combination

The Group accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Goodwill

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized. The Group reviews goodwill for impairment annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Group reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment.

(u) Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its unaudited condensed consolidated financial statements and disclosures.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its unaudited condensed consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its unaudited condensed consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the unaudited condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Group is currently evaluating the impact that this update will have on the unaudited condensed consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

4. DISCONTINUED OPERATIONS

On February 5, 2026, the Group entered into a share transfer agreement with a third party, Energy Plus Management Limited, pursuant to which the Group agreed to dispose of its entire equity interest in ICONIQ, representing 100% of the issued and outstanding shares of ICONIQ, except for its equity interest in NWTN Automobile Cars Trading Sole Proprietary LLC, for a nominal consideration of US$1.00. The transaction has been completed on February 5, 2026.

As the sale of the ICONIQ represented a strategic shift that will have a major effect on the Group’s operations and financial results, the Group disclosed the results of the business of ICONIQ as discontinued operation. The Group recognized a disposal gain of US$89.3 million, which was equal to the difference on the disposal date between: (i) the aggregate of (a) the aggregate of the consideration received, (b) the carrying amount of non-controlling interest in ICONIQ, less (ii) the carrying amount of ICONIQ’s assets and liabilities.

Upon disposal, cash, cash equivalents and restricted cash of US$1.3 million held by the disposed subsidiary were derecognized from the Group. Accordingly, the Group recognized a net cash outflow of US$1.3 million from the disposal in the unaudited condensed consolidated statements of cash flows.

The comparative unaudited condensed consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the six months ended June 30,
	2026*	2025
	(Unaudited)	(Unaudited)
Discontinued Operations:
Revenues	$-	$292
Cost of revenues	-	(613)
General and administrative expenses	(187)	(2,890)
Research and development expenses	(4)	(34)
Other income, net	12	5,819
Interest expenses, net	(1,350)	(2,570)
Net gain from discontinued operations	89,277	-
Income tax provision	-	-
Income from discontinued operations, net of tax	$87,748	$4

*	The result of discontinued operations included those of discontinued operations from January 1, 2026 to February 5, 2026.

5. ASSET ACQUISITION

Asset Acquisition of Neurovia AI Limited (the “Neurovia”)

On May 4, 2026, the Group entered into a share purchase agreement to acquire 100% of the equity interests of Neurovia for consideration of US$100.0 million, payable through the issuance of 149,097,957 Class B ordinary shares of the Company. The consideration shares are subject to an eight-year lock-up arrangement commencing on the closing date, with no shares releasable during the first four years following closing. Thereafter, the consideration shares will be released in five equal annual tranches beginning on the fourth anniversary of the closing date. As of the date of this interim report, 104,097,957 Class B ordinary shares have been issued as partial consideration for the acquisition. The remaining 45,000,000 Class B ordinary shares, representing the unpaid portion of the purchase consideration, are expected to be issued before December 31, 2026.

Neurovia is a pre-operational entity with no historical operations, workforce, customer contracts, or substantive processes. Accordingly, management determined that the acquisition did not meet the definition of a business under ASC 805 and was therefore accounted for as an asset acquisition.

The acquisition was undertaken to obtain an exclusive contractual right to use certain AI data processing and compression technologies, with an initial term of 10 years. The acquired exclusive technology license is intended for application in public security, transportation, finance, smart agriculture and other industries. The underlying technology is designed to enhance storage efficiency and transmission performance through lossless compression of audio, video and image data.

The Group engaged an independent third-party valuation specialist to assist in determining the fair value of the purchase consideration and the identifiable net assets acquired. Based on the valuation performed as of the acquisition date, the fair value of the purchase consideration was determined to be US$68.6 million. The identifiable net assets acquired consisted entirely of exclusive contractual technology licenses, which had an estimated fair value of US$70.2 million. As the acquisition was accounted for as an asset acquisition under ASC 805, substantially all of the purchase consideration was allocated to the identifiable intangible assets acquired in accordance with ASC 805. Accordingly, no goodwill was recognized in connection with the transaction.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. BUSINESS COMBINATION

Business combination of QC Capital Limited (the “QC Capital”)

On June 12, 2026, the Group entered into a share purchase agreement with QC Capital Limited (“QC Capital”), a technology company incorporated under the laws of BVI. Pursuant to the share purchase agreement, the Group will acquire from the sellers 100% of the issued and outstanding shares of the QC Capital limited, for a total consideration of US$60 million, payable in 20,491,805 Class B ordinary shares of the Group (the “Consideration Shares”).

The acquisition was completed on June 15, 2026, upon which the Group issued 20,491,805 Class B ordinary shares as consideration. Of the Consideration Shares issued, 19,877,050 Class B ordinary shares, representing approximately 97% of the total consideration shares, are subject to an eight-year lock-up period commencing from the closing date and will be released in five equal annual tranches beginning on the fourth anniversary of the closing date. The remaining 614,755 Class B ordinary shares, representing approximately 3% of the Consideration Shares, are subject to lock-up restrictions until completion of their registration, which is expected by end of September 2026.

Although QC Capital was a newly established holding company, it controlled operating entities through a series of contractual arrangements (the “VIEs”). While the VIEs had not generated historical revenues prior to the acquisition date, they had established the workforce, operational processes, contractual arrangements, and technology necessary to conduct business activities. Management determined that the acquired set met the definition of a business under ASC 805 and accounted for the acquisition as a business combination.

The Group engaged an independent third-party valuation specialist to assist management in determining the fair value of the purchase consideration transferred and the identifiable assets acquired and liabilities assumed as of the acquisition date. Based on the valuation performed as of June 15, 2026, the fair value of the purchase consideration was determined to be US$38.7 million. The identifiable intangible assets acquired primarily consisted of customer relationships and software copyrights, with estimated fair values of US$8.7 million and US$7.3 million, respectively. The excess of the purchase consideration over the fair value of the identifiable net assets acquired was recognized as goodwill of US$26.7 million.

The following table summarizes the preliminary allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed as of the acquisition date:

Fair value
Customer relationship	$8,675
Software	7,341
Goodwill	26,723
Deferred tax liabilities (1)	(4,004)
Total	$38,735

(1)	The Group recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of the fair value adjustments in connection with the acquisition of QC Capital. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

7. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Accounts receivable	$14,103	$5,333
Less: Allowance for expected credit losses	(5,343)	(5,333)
Accounts receivable, net	$8,760	$-

For the six months ended June 30, 2026 and 2025, the Group did not record any allowance for expected credit losses or any reversal of previously recognized allowance from continuing operations.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Loans to third parties (i)	$1,918	$-
Prepaid investment funds (ii)	1,606	1,606
Amounts due from export agent (iii)	980	980
Deposit	841	741
Advance to staff	46	59
Others	6	-
Less: allowance for expected credit losses	(980)	(980)
Prepaid expenses and other current assets, net	$4,417	$2,406

(i)	Loan to third parties represents short-term funds lent to third parties for their own operating and working capital needs. In June 2026, the Group entered into agreements to provide interest-free loans totaling US$1.9 million to third parties, which are expected to be fully collected by December 14, 2026. For the six months ended June 30, 2026, the Group recognized no credit loss allowance in respect of these loans, based on their short maturities and management’s assessment of the borrowers’ credit risk and expected collectability.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS (cont.)

(ii)	Prepaid investment represents shares issued in advance in connection with a proposed investment in Aitos pursuant to a share purchase agreement entered into on September 18, 2025. Under the agreement, the Company agreed to acquire 1,745 ordinary shares of Aitos, representing 16.58% of Aitos’s issued and outstanding shares, for total consideration of US$8.29 million, which will be settled through the issuance of 259,063 Class B ordinary shares of the Company at a price of US$32.0 per share. For accounting purposes, the prepaid investment was measured based on the fair value of the Company’s Class B ordinary shares on December 19, 2025, the date the shares were issued. As of June 30, 2026, the transaction has not yet been completed. Accordingly, the consideration paid in advance has been recorded as prepaid investment.

(iii)	In April 2023, NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”) entered into vehicle sales agreements with entities including Jizhida’an (Jinhua) Technology Co., Ltd (hereinafter referred to as “Jizhida’an”). Pursuant to these agreements, the vehicles to be sold would be transferred to export agents (such as China National Vehicles IMP. & EXP. Co., Ltd, hereinafter referred to as “Vehicles IMP. & EXP.”) and then purchased by FZCO through separate vehicle sales agreements. These sales agreements were procedural in nature, in order to facilitate the process of vehicles exportation from Mainland China to the Group’s factory in the UAE. In this regard, the Group did not recognize revenue or cost. In addition, the transaction price would be separately settled under each agreement, therefore, the Group recognized the receivables from Jizhida’an in prepaid expenses and other current assets and payables to Vehicles IMP. & EXP in accounts payable. As of June 30, 2026 and December 31, 2025, the Group recorded a full allowance for credit losses on amounts due from export agents based on management’s assessment of the collectability of such receivables.

For the six months ended June 30, 2026 and 2025, the Group did not recognize any credit losses from continuing operations. During the six months ended June 30, 2026, the Group recognized an impairment loss of US$0.03 million from continuing operations, which was subsequently written off. No impairment loss or write-off was recognized from continuing operations during the six months ended June 30, 2025.

9. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Exclusive contractual technology license(i)	$68,600	$-
Customer relationship(i)	8,675	-
Software(i)	7,341	-
Total intangible assets	84,616	-
Less: Accumulated amortization	(1,596)	-
Intangible assets, net	$83,020	$-

(i)	The above intangible assets were recognized in connection with the acquisitions of Neurovia and QC Capital completed during the current period. Further details of these acquisitions are disclosed in Note 5 and Note 6.

Amortization expenses amounted to US$1.6 million and nil for the six months ended June 30, 2026 and 2025, respectively.

As of June 30, 2026, the estimated future amortization expenses of the intangible assets were as follow:

For the year ended December 31,	Amount
Remainder of 2026	$5,288
2027	10,577
2028	10,577
2029	10,577
2030	10,577
Thereafter	35,424
Total amortization expenses	$83,020

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

10. LOANS FROM A THIRD PARTY RELATED TO DISCONTINUED OPERATINS

As of June 30, 2026 and December 31, 2025, loans from a third party consisted of obligations historically incurred by ICONIQ and its subsidiaries. Following the disposal of ICONIQ on February 5, 2026, these obligations were classified as liabilities from discontinued operations in the unaudited condensed consolidated balance sheets.

Loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of US$18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

In 2022, Yizhong and the Group reached an instalment plan which allowed the Group to repay the outstanding obligations totaling US$21.7 million (RMB157.4 million) through August 2022 to December 2023. Considering the Group was experiencing financial difficulties and the instalment plan was offering a concession to the Group, therefore, the Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of US$0.7 million (RMB 4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in other income (expense), net in 2022.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Accordingly, the Group accrued default interests of US$1.7 million and US$3.6 million as interest expense, net in 2024 and 2023. For the six months ended June 30, 2025, interest expense of US$0.9 million was accrued. As of February 5, 2026, the outstanding balance remains US$16.6 million.

Pursuant to the supplemental settlement agreement dated August 8, 2025, Yunmi New Energy Technology Ltd. (“Yunmi), a related-party guarantor, provided a joint and several liability guarantee for the Group’s repayment obligations under the instalment plan to Yizhong.

On August 25, 2025, the board of directors approved the settlement of a debt of US$12.5 million (RMB90.0 million) owed by Tianqi Group to Yizhong. Pursuant to the approved arrangement, the Group will issue 500,000 Class B ordinary shares to Yunmi, acting as the designated shareholding entity on behalf of Yi Zhong, at a price of US$25.0 per share. Yunmi will sell the shares in the public market and remit the proceeds to Yi Zhong to settle the outstanding debt.

Although the Group had no continuing liability for the historical Yizhong obligations following the disposal of ICONIQ, the Group voluntarily agreed to undertake a portion of the repayment obligation in order to facilitate the settlement of the outstanding debt. On January 21, 2026, the Group entered into a definitive agreement with Yunmi pursuant to which the Group agreed to issue 900,000 Class B ordinary shares to Yunmi. Yunmi would sell the shares in the public market and remit the proceeds to Yizhong, with the estimated repayment amount of approximately US$4.3 million.

Because the Group became obligated under this settlement arrangement on January 21, 2026, the Group recognized an expense of approximately US$4.3 million in general and administrative expenses, representing the fair value of the Class B ordinary shares issued, measured based on the Group’s share price on the date the obligation was incurred. The Group completed the issuance of such shares on May 7, 2026.

11. WARRANTS

In connection with the Business Combination, the Company assumed 14,840,000 warrants from East Stone (the “Warrants”), which consisted of 13,800,000 Public Warrants, 350,000 Private Warrants and 690,000 Representative Warrants. The Public Warrants met the criteria for equity classification and the Private Warrants and Representative Warrants are classified as liability.

Common Stock Warrants became exercisable on the later of (a) the completion of the Business Combination or (b) 12 months from the closing of the initial public offering (“IPO”) (February 19, 2020). The common stock warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Public Warrants

As of June 30, 2026 and December 31, 2025, the Company had 12,524,392 and 12,526,392 Public Warrants outstanding, respectively. Each whole Public Warrant entitles the registered holder to purchase 0.025 share of the Company’s Class B ordinary share at a price of US$230.0 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants in whole and not in part, at a price of US$0.01 per Warrant:

●	at any time while the Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. WARRANTS (cont.)

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds US$360.0 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to Warrant holders, and,

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with respect to such warrants. Accordingly, the warrants may expire worthless.

Detail related to Public Warrant activity for the six months ended June 30, 2026, was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price ($)
Balances as of December 31, 2025	12,524,392	$230.0
Exercised	-	230.0
Balances as of June 30, 2026 (Unaudited)	12,524,392	$230.0

For the six months ended June 30, 2026, nil Public Warrants were exercised, resulting in nil gross proceeds.

Warrant liabilities

As of June 30, 2026 and December 31, 2025, the Company had 350,000 and 350,000 Private Warrants, and 690,000 and 690,000 Representative Warrants outstanding, respectively. Each whole Private Warrants entitles the registered holder to purchase 0.025 share of the Company’s Class B ordinary share at a price of US$230.0 per share, while each whole Representative Warrants entitles 0.05 Class B ordinary share at a price of US$240.0 per share.

The Private Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Representative Warrants are different from Public and Private Warrants. The exercise price of Representative Warrants is US$240.0 and is non-redeemable. Representative’s Warrants have been deemed compensation by FINRA and were subject to a lock-up period.

As of June 30, 2026, the remaining contractual term for the outstanding Private Warrants and Representative Warrants to purchase our ordinary shares were 1.4 years and 1.4 years, respectively.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. CONVERTIBLE NOTES

On December 10, 2025, the Company entered into a securities purchase agreement (the “SPA”) with JAK Mobility Ventures II LLC (“JAK”, “the investor”), under which the Company may issue, and JAK may purchase, convertible notes (the “Notes”) in an aggregate principal amount of up to US$80 million, in multiple closings, subject to certain conditions set forth in the SPA.

As of June 30, 2026, the Company had issued Notes with an aggregate principal amount of US$12.0 million, consisting of (i) an Initial Note with a principal amount of US$8.5 million issued on December 10, 2025, (ii) a Second Note with a principal amount of US$1.5 million issued on May 14, 2026, and (iii) a Third Note with a principal amount of US$2.0 million issued on June 5, 2026.

After giving effect to the applicable original issue discounts and transaction costs, the Company received net proceeds of approximately US$7.1 million, US$1.3 million, and US$1.6 million from the Initial Note, Second Note, and Third Note, respectively.

All Notes issued under the SPA contain substantially identical terms and conditions. The Notes mature two years after issuance, bear no interest, and rank pari passu with all other Notes. Upon an Event of Default, the Notes accrue interest at 14% per annum. The Notes are convertible, in whole or in part at any time after issuance, into conversion shares in an amount equal to the (i) product of the principal being converting and 110%, divided by (ii) the lower of (A) the closing price on the day prior to the issuance date and (B) the greater of (I) 90% of the lowest daily VWAP (as defined in the Securities Purchase Agreement) during the 10 Trading Days (as defined in the Securities Purchase Agreement) prior to conversion and (II) the Floor Price (as defined in the Securities Purchase Agreement).

Proceeds from the Notes are to be used for general corporate purposes and working capital, with up to US$1.0 million available for debt repayment, share repurchase, or litigation settlement. The Company also agreed to customary restrictions on issuing additional equity or entering into certain subsequent placements during the covenant period.

Conversion of convertible notes

During the six months ended June 30, 2026, JAK completed a series of conversions with an aggregate conversion amount of US$9.7 million. Pursuant to these conversions, the Group issued 4,786,414 Class B ordinary shares at conversion prices ranging from US$1.1 to US$5.0 per share. The fair value of the converted convertible notes was US$13.6 million. The conversions were settled through the issuance of ordinary shares and did not involve any cash outflows. As a result of the conversions, the carrying amount of the converted Notes was derecognized, with the corresponding amount recognized in equity.

As of June 30, 2026, the Initial Note and the Second Note had been fully converted, except that US$0.3 million of the aggregate principal amount remained unconverted and was cancelled pursuant to the applicable conversion arrangements. The Third Note, with an original principal amount of US$2.0 million, remained outstanding and had not been converted as of June 30, 2026.

Accounting for the convertible notes

The Company has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible note was recognized at fair value at the issuance date and is measured subsequently at fair value at each reporting date, with changes in fair value recognized in earnings. For the six months ended June 30, 2026, the Company recognized a loss of US$2.0 million from changes in the fair value of the convertible notes.

The Company engaged third party valuation firm to perform the valuation of convertible notes. The fair value of the convertible notes is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the “Monte Carlo Model”). The major assumptions used in the Monte Carlo Model are as follows:

	Initial Note Issuance		Reporting date		Second Note Issuance		Third Note Issuance		Reporting date
	December 10, 2025		December 31, 2025		May 14, 2026		June 5, 2026		June 30, 2026
Risk-free interest rate	3.5981%		3.5656%		NA	*	4.1321%		4.1892%
Expected life	2 years		1.94 years		2 years		2 years		1.93 years
Share price	$11.4440		$6.1020		$5.6400		$2.9400		$4.3800
Volatility	65.55%		65.98%		NA	*	63.98%		56.28%
Conversion Multiple Threshold	1.17	x	1.17	x	NA	*	1.22	x	1.22	x

*	As the Second Note was immediately converted into equity upon purchase, the relevant assumptions are not applicable.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. CONVERTIBLE NOTES (cont.)

Sensitivity Analysis of Convertible Notes

The fair value of the convertible notes is subject to changes in certain key assumptions, among which the conversion multiple threshold is one of the most significant unobservable inputs.

The conversion multiple threshold represents management’s estimate of the level at which conversion is economically rational and directly impacts the probability and timing of conversion events.

The following table presents a sensitivity analysis of the fair value of the convertible notes, assuming changes in the conversion multiple threshold while all other inputs are held constant. The sensitivity range reflects management’s reasonably possible variation in this unobservable input based on internal estimates and market comparables. Amounts are presented in thousands.

Sensitivity analysis of the Initial Note

	1.10x	1.17x	1.20x
As of December 10, 2025	10,613	11,124	11,415
As of December 31, 2025	10,478	11,126	11,415

*	As of June 30, 2026, the First Note had been fully converted into equity. Therefore, there was no outstanding balance of the First Note as of June 30, 2026, and no sensitivity analysis was required.

Sensitivity analysis of the Second Note

As the Second Note was immediately converted into equity upon purchase, there was no outstanding convertible note balance subject to fair value remeasurement. Accordingly, no sensitivity analysis was required.

Sensitivity analysis of the Third Note

	1.20x	1.22x	1.30x
As of June 5, 2026	2,763	2,924	3,026
AS of June 30, 2026	2,983	2,985	3,005

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Accrued delivery service fees (i)	$7,051	$-
Payroll payable	3,014	2,899
Output VAT	4,030	587
Amount due to a third party (ii)	3,557	4,355
Accrued expense	1,135	1,363
Others	247	33
Total	$19,034	$9,237

(i)	Accrued delivery service fees primarily represent accrued amounts payable to contracted freelancers for delivery services rendered in connection with the Group’s operational management and delivery service solutions.

(ii)	Amount due to a third party represents amounts payable by the Group to ICONIQ. Upon the completed disposal of ICONIQ in February 2026, which met the criteria to be reported as discontinued operations in accordance with ASC 205-20 (Note 4). Accordingly, the comparative information has been recast to separately present continuing and discounting operations. The balance of $4,355 thousand as of December 31, 2025 represents the amount between the Group’s continuing operations and ICONIQ that remained outstanding following the disposal and became payable to ICONIQ as an external party.

Legal Proceedings — Loop Capital Dispute

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The dispute was concluded in January 2025 and the Group was ordered by the arbitrator to pay a total of US$14.7 million plus interest to settle all claims and counterclaims. As the contractual arrangements relating to the Loop Capital Dispute were entered into by ICONIQ, a former subsidiary of the Group which was disposed of in February 2026, the arbitration award is attributable to the Group’s discontinued operations. Subsequent to June 30, 2026, the Group, ICONIQ and Loop Capital entered into a Mutual General Release Letter, pursuant to which the parties agreed to release each other from all claims, liabilities, obligations and demands arising from or relating to matters occurring on or prior to the execution date of the release. See Note 21 — Subsequent Events for further details.

14. LEASES

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Operating lease right-of-use assets	$886	$-

Lease liabilities – current	$(126)	$-
Lease liabilities – non-current	(473)	-
Total operating lease liabilities	$(599)	$-

Asset Contribution and Share Issuance Agreement with JW International LLC-FZ

On August 8, 2025, the Group entered into an agreement with JW International LLC FZ pursuant to which the Group obtained exclusive usage rights to a CKD automotive assembly facility located in Pakistan for a period of four years. In consideration for such rights, the Group issued 500,000 Class B ordinary shares upon completion of the transaction in May 2026.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. LEASES (cont.)

The Group evaluated the arrangement under ASC 842, Leases, and concluded that the agreement contains a lease as the Group obtained the right to control the use of an identified asset (i.e., the CKD automotive assembly facility) for a specified period of time. As the 500,000 Class B ordinary shares represented the full consideration for the lease and were issued upon commencement of the lease, the Group did not have any remaining or future lease payment obligations. Accordingly, no lease liability was recognized.

The Group recognized a right-of-use asset of approximately US$0.3 million at the lease commencement date based on the fair value of the consideration transferred. The right-of-use asset is amortized on a straight-line basis over the four-year contractual lease term. The transaction did not constitute the acquisition of a business as defined under ASC 805, Business Combinations.

The remaining operating lease right-of-use assets and lease liabilities primarily relate to other operating leases for which the Group is required to make periodic lease payments over the respective lease terms.

The components of operating lease expense are as follows:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Operating lease expense	$56	$-
Short-term lease expense	613	-
Total lease expense	$669	$-

Short-term leases included lease of offices, warehouse and others with a term of 12 months or less, which were excluded from the recognition of right-of-use assets or lease liabilities.

Both operating lease expenses and short-term lease expenses are recognized as general and administrative expenses.

Other information related to operating leases where the Group is the lessee is as follows:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Weighted-average remaining lease term (in years)	4.67	-
Weighted-average discount rate	1.33%	-%

Because most of the leases do not provide an implicit rate of return, the Group referenced the local interbank offered rates prevailing at lease commencement date to calculate the present value of lease payments: EIBOR for AED leases and TIBOR for JPY leases.

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2026:

For the years ended December 31,	Amount
Remainder of 2026	$64
2027	133
2028	133
2029	133
2030	133
Thereafter	22
Total lease payments	618
Less: imputed interest	(19)
Total operating lease liabilities, net of interest	$599

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. SHARE-BASED COMPENSATION

2022 Equity Incentive Plan

On August 25, 2025, the Group adopted the 2022 Equity Incentive Plan (“2022 Plan”), which permits the granting of share options, restricted share units, restricted shares, and other equity-based awards to employees, directors, and consultants of the Group. Under the Group’s 2022 Plan, RSUs and restricted shares may vest upon grant or over a period determined at the time of grant, and options will vest as specified in the individual award agreements. The purpose of the 2022 Plan is to attract, retain, and motivate key personnel by providing incentives through equity-based awards, aligning their interests with the long-term success of the Group.

2026 Equity Incentive Plan

On February 27, 2026, the Group adopted the Equity Incentive Plan (2026) (the “2026 Plan”), which is substantially consistent with the Group’s previously adopted 2022 Plan, except for the major revisions on authorized shares, as described below.

Subject to the adjustment provisions and the evergreen provision in the 2026 Plan, a total of Class B ordinary shares equal to fifteen percent (15%) of the aggregate number of ordinary shares issued and outstanding as of February 27, 2026 plus a number of Class A ordinary shares equal to fifty percent (50%) of the aggregate number of ordinary shares issued and outstanding as of February 27, 2026 are reserved for issuance pursuant to the 2026 Plan.

2026 Equity Incentive Plan (2)

The Group adopted the 2026 Equity Incentive Plan (2) (the “2026 EIP (2)”) on June 8, 2026, upon approval by the Board of Directors. The 2026 EIP (2) is substantially similar to the Group’s 2026 Equity Incentive Plan, except for certain revisions to the number of shares authorized for issuance thereunder.

Subject to the adjustment provisions and evergreen provisions of the 2026 EIP (2), the Group has reserved for issuance under the 2026 EIP (2) (i) a number of Class B ordinary shares equal to 20% of the aggregate number of ordinary shares issued and outstanding as of June 8, 2026, and (ii) a number of Class A ordinary shares equal to 15% of the aggregate number of ordinary shares issued and outstanding as of June 8, 2026.

Restricted Shares for existing employees

Restricted Shares for existing employees during 2025

On August 25, 2025, the Group granted 15 active employees and five independent directors amounting to 2,177,211 Class B ordinary shares, and the fair value on the grant date of each restricted share was $27.80.

On September 17, 2025, the Group granted 1 active employee amounting to 40,000 Class B ordinary shares, and the fair value on the grant date of each restricted share was $38.60.

On November 28, 2025, the Group granted 1 active employee amounting to 357,143 Class B ordinary shares, and the fair value on the grant date of each restricted share was $14.00.

The vesting schedules of the share-based awards granted to employees vary depending on factors such as their employment commencement dates and contributions to the Company, as specified in the respective individual award agreements.

For the majority of employees, the vesting schedules are as follows:

●	Employees who joined the Company on or before July 28, 2023: 66% of the total granted shares vested on the grant date, and 17% of the total granted shares will vest on July 19, 2026 and July 19, 2027, respectively.

●	Employees who joined the Company between July 28, 2023 and July 19, 2024: 49% of the total granted shares vested on the grant date, and 17% of the total granted shares will vest on July 19, 2026, July 19, 2027 and July 19, 2028, respectively.

Accordingly, the share-based awards granted to employees contain only service conditions and follow a graded vesting schedule. As such, compensation expense related to these awards is recognized over the requisite service period using the graded vesting attribution method.

Restricted Shares for existing employees during 2026

Effective January 1, 2026, the Company adopted an equity compensation arrangement for its three independent directors, under which each director is entitled to receive Class B ordinary shares with an annual target value of $100,000, subject to continued service. The shares are granted quarterly, with the number of shares determined by dividing $25,000 by the Company’s stock price on the last day of each quarter, and vest immediately upon grant. The arrangement is subject to annual review and revision by the Company. Pursuant to this arrangement, during the six months ended June 30, 2026, the Company granted an aggregate of 35,178 Class B ordinary shares to its three independent directors, all of which vested immediately upon grant.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. SHARE-BASED COMPENSATION (cont.)

On March 3, 2026, the Company granted an aggregate of 19,755 Class B ordinary shares to its three independent directors for services rendered during 2025, and the fair value on the grant date of each restricted share was $3.33. The restricted shares vested immediately upon grant.

On May 5, 2026, the Group granted Mr. Alan Nan Wu amounting to 7,000,000 Class A ordinary shares, which carry super voting rights and are not publicly traded, and the fair value on the grant date of each restricted share was $0.60. The restricted shares vested immediately upon grant.

On May 11, 2026, the Group granted 1,000,000 Class B ordinary shares to a technical management personnel, and the fair value on the grant date of each restricted share was $1.13. The restricted shares vest over a four-year period, subject to the applicable vesting conditions.

On June 8, 2026, the Group granted 7 active employees or directors amounting to 18,800,000 Class B ordinary shares, and the fair value on the grant date of each restricted share was $2.70. The restricted shares vest over a three-year period, subject to the applicable vesting conditions.

The following table summarized the Company’s restricted share activities:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2025	1,516,027	$24.80

Granted	26,854,933	$2.09
Vested	(7,320,774)	$(1.60)
Forfeited	(413,393)	$(15.43)

Outstanding as of June 30, 2026 (Unaudited)	20,636,793	$3.66

The Company grants both Class A ordinary shares and Class B ordinary shares under its equity incentive plans. As the two classes of ordinary shares have identical economic rights and Class A ordinary shares are convertible into Class B ordinary shares on a one-for-one basis, the Company determined that the grant-date fair values of the two classes of shares were substantially equivalent. Accordingly, restricted share activity is presented on a combined basis.

Total share-based compensation expenses recognized for these restricted shares for the six months ended June 30, 2026 were US$14.7 million. As of June 30, 2026, there was approximately US$57.6 million of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.78 years.

Restricted Shares for external consultants

On August 25, 2025, the Group granted 5 external consultants amounting to 380,055 Class B ordinary shares, and the fair value on the grant date of each restricted share was $27.80.

The vesting schedules are as follows: 66% of the total granted shares vested on the grant date, and 17% of the total granted shares will vest on July 19, 2026 and July 19, 2027, respectively.

Accordingly, the share-based awards granted to external consultants contain only service conditions and follow a graded vesting schedule. As such, compensation expense related to these awards is recognized over the requisite service period using the graded vesting attribution method.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. SHARE-BASED COMPENSATION (cont.)

The following table summarized the Company’s restricted share activities under the 2022 Plan:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2025	129,219	$27.80

Granted	-	$-
Vested	-	$-
Forfeited	-	$-

Outstanding as of June 30, 2026 (Unaudited)	129,219	$27.80

Total share-based compensation expenses recognized for these restricted shares for the six months ended June 30, 2026 were US$1.5 million. As of June 30, 2026, there was approximately US$1.1 million of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.05 years.

Other share-based compensation

On September 18, 2025, the Company agreed to grant an aggregate of 300,000 Class B ordinary shares to the core management team of Aitos as performance incentives and retention bonuses. These shares are subject to transfer restrictions and will vest in two tranches, with 50% becoming transferable three months after the closing and the remaining 50% becoming transferable six months after the closing, in accordance with the share purchase agreement. The Company recognized share-based compensation expense of $9.2 million, measured based on the closing price of the Company’s ordinary shares on September 18, 2025. As of December 31, 2025, approximately US$2.5 million of unrecognized compensation cost related to these awards remained. The remaining unrecognized compensation cost was fully recognized during the six months ended June 30, 2026.

On January 21, 2026, the Company became obligated to issue 900,000 Class B ordinary shares to Yunmi in connection with the settlement of its repayment obligation to Yizhong. The Company recognized an expense of approximately US$4.3 million in general and administrative expenses, representing the fair value of the shares to be issued, measured based on the Company’s share price on the date the obligation was incurred. The shares were issued on May 7, 2026. For further details, please refer to Note 10.

On January 26, 2026, the Company issued 419,335 ordinary shares to 22 former employees to settle outstanding salaries and as compensation for their past employment or consulting services. For the six months ended June 30, 2026, the Company recognized share-based compensation expenses of US$2.2 million related to the settlement of outstanding salaries, measured based on the closing price of the Company’s shares on January 26, 2026.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. SHARE-BASED COMPENSATION (cont.)

On January 28, 2026, the Company entered into a consultancy agreement with a third-party consultant. Under the agreement, the consultant was granted 235,347 Class B ordinary shares, representing approximately 1% of the Company’s outstanding shares, in exchange for consultancy services provided over a two-year term ending January 23, 2028. The shares vest in equal installments every six months over the service period. The Company recognized share-based compensation expense of US$0.3 million for the six months ended June 30, 2026. As of June 30, 2026, approximately US$0.9 million of unrecognized compensation cost related to the unvested shares remained and is expected to be recognized over a weighted-average period of approximately 1.57 years.

On May 4, 2026, the Company granted 6,420,545 Class B ordinary shares to a third-party consultant in full settlement of a success fee equal to 4% of the transaction value in connection with the acquisition of Neurovia AI. The Company recognized share-based compensation expense of US$4.0 million, measured based on the closing market price of the Company’s ordinary shares on the grant date.

On June 9, 2026, the Company granted 614,755 Class B ordinary shares to a third-party consultant in full settlement of a success fee equal to 3% of the transaction value related to the acquisition of QC Capital. The Company recognized share-based compensation expense of US$1.7 million, measured based on the closing market price of the Company’s ordinary shares on the grant date.

16. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands are not subject to taxation in the British Virgin Islands.

United Arab Emirates

The Company’s subsidiaries incorporated in United Arab Emirates (the “UAE”) are currently not subject to taxation in United Arab Emirates, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first Hong Kong dollars (“HKD”) 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by the Group, the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. TAXATION (cont.)

Mainland China

Generally, the Company’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1.0 million but not exceeding RMB3.0 million, a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027.

For the six months ended June 30, 2026, Jiangsu Qingfeng Chuanyin Technology Co., Ltd., Jiangsu Hong’anlin Artificial Intelligence Technology Co., Ltd. and Jiangsu Ruilinchuan Artificial Intelligence Technology Co., Ltd. were qualified as small-scale and low profit enterprise.

United States

The Company’s subsidiary, which incorporated in United States in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the six months ended June 30, 2026 and 2025. The Company does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

Japan

The Company’s subsidiary incorporated in Japan in December 2025 is subject to Japanese corporate income taxes on taxable income determined based on its statutory financial statements, as adjusted in accordance with applicable Japanese tax laws. The applicable tax rate is 34.6% in Japan.

For the six months ended June 30, 2026 and 2025, the Group recognized US$39.7 thousand and nil income tax expense.

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Statutory income tax rate in PRC	25.0%	25.0%
Tax effect of non-deductible items	(0.2)%	(0.3)%
Tax effect of fair value change of derivative warrant liability	-	1.6%
Tax effect of fair value change of convertible notes	(1.2)%	-
Tax effect of share-based compensation	(19.0)%	-
Tax effect of income tax rate differences in jurisdictions other than the PRC	(4.5)%	(22.7)%
Change in valuation allowance	(0.2)%	(3.6)%
Effective tax rate	(0.10)%	-

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance of US$7.5 million and US$7.4 million had been provided as of June 30, 2026 and December 31, 2025, respectively in respect of all deferred tax assets from continuing operations as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. ORDINARY SHARES

The Company is authorized to issue a total of 100,000,000 Class A ordinary shares of a par value of US$0.0001 each and a total of 400,000,000 Class B ordinary shares of a par value of US$0.0001 each. Each Class A ordinary share is entitled to twenty-five votes; and each Class B ordinary share is entitled to one vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of holder of such Class A ordinary share. In no event shall any Class B ordinary share be convertible into any Class A ordinary share.

Increase in share capital

Effective October 23, 2025, the Group increased its authorized share capital from US$50,000 divided into 500,000,000 shares, comprising (i) 100,000,000 Class A ordinary shares with a par value of US$0.0001 per share and (ii) 400,000,000 Class B ordinary shares with a par value of US$0.0001 per share, to US$400,000 divided into 4,000,000,000 shares, comprising (i) 500,000,000 Class A ordinary shares and (ii) 3,500,000,000 Class B ordinary shares, each with a par value of US$0.0001 per share.

Reverse Stock Split

The Company implemented a 1-for-20 reverse share split of all classes of our ordinary shares effective on April 6, 2026 pursuant to which every 20 ordinary shares was combined into one ordinary share. As a result of the reverse stock split, the par value of the Class A ordinary shares and Class B ordinary shares changed from US$0.0001 each to US$0.002 each. Unless otherwise noted herein, all share and per share information in these unaudited condensed consolidated financial statements give effect to the reverse stock split.

Ordinary shares

On July 31, 2025, the Company issued 4,207 Class B ordinary shares to Sara International Holdings Ltd. (“Sara”) pursuant to a Share Issuance Agreement to settle an outstanding payable to Sara with a principal amount of US$98,865. Based on the closing price of the Company’s ordinary shares on July 31, 2025, the Company recognized a loss of US$18,081 in connection with the settlement of this liability through the issuance of equity.

On August 5, 2025, the Company issued an aggregate of 92,593 Class B ordinary shares to two investors, Zhu Li and Shi Zhengjian, consisting of 17,284 and 75,309 shares, respectively. The Company received gross proceeds of $140,000 and $610,000 from the respective investors.

On September 18, 2025, the Company issued 259,063 Class B ordinary shares to acquire 1,745 ordinary shares of Aitos, representing approximately 16.58% of Aitos’s issued and outstanding share capital. See Note 8 for further details.

During the year ended December 31, 2025, the Company granted an aggregate of 2,574,354 Class B ordinary shares to 17 active employees and five independent directors under share-based compensation arrangements. As of December 31, 2025, 1,058,327 shares had vested and been issued. During the six months ended June 30, 2026, 265,841 shares had vested and been issued, and 413,393 shares were forfeited. See Note 15 for further details.

During the six months ended June 30, 2026, the Company granted an aggregate of 7,000,000 Class A ordinary shares to Mr. Alan Nan Wu, 54,933 Class B ordinary shares to three independent directors and 19,800,000 Class B ordinary shares to 8 active employees or directors under share-based compensation arrangements. As of June 30, 2026, all of the 7,000,000 Class A ordinary shares granted to Mr. Alan Nan Wu and 54,933 Class B ordinary shares granted to the independent directors had vested and been issued. See Note 15 for further details.

During the year ended December 31, 2025, the Company granted an aggregate of 380,055 Class B ordinary shares to five external consultants under share-based compensation arrangements. As of December 31, 2025, 250,836 shares had vested and been issued. During the six months ended June 30, 2026, nil shares had vested and been issued. See Note 15 for further details.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. ORDINARY SHARES (cont.)

During the year ended December 31, 2025, the Company issued an aggregate of 2,259,662 Class B ordinary shares to former employees and other external service providers in consideration for services rendered or in settlement of outstanding obligations. During the six months ended June 30, 2026, the Company issued an aggregate of 8,589,982 Class B ordinary shares to former employees or external service providers in consideration for services rendered. See Note 15 for further details.

On February 25, 2026, the Group entered into a settlement agreement with Mr. Shen Heyong to settle outstanding consulting fees of US$300,000 through the issuance of 122,721 Class B ordinary shares. The shares were issued on May 7, 2026, and the liability was fully extinguished upon issuance. Accordingly, the Group recognized a gain on debt settlement of US$227,595, based on the fair value of the shares issued on the settlement date.

During the six months ended June 30, 2026, the Company completed the acquisitions of Neurovia and QC Capital. In connection with these acquisitions, the Company issued an aggregate of 124,589,762 ordinary shares as purchase consideration, comprising 104,097,957 ordinary shares issued to the sellers of Neurovia and 20,491,805 ordinary shares issued to the sellers of QC Capital. See Note 5 and Note 6 for further details.

During the six months ended June 30, 2026, in connection with the acquisition of exclusive usage rights to a CKD automotive assembly facility in Pakistan, the Company issued 500,000 Class B ordinary shares to JW International LLC-FZ as consideration. See Note 14 for further details.

During the six months ended June 30, 2026, JAK completed a series of conversions with an aggregate conversion amount of US$9.7 million. Pursuant to these conversions, the Group issued 4,786,414 Class B ordinary shares at conversion prices ranging from US$1.1 to US$5.0 per share. The fair value of the converted convertible notes was US$13.6 million. See Note 12 for further details.

During the six months ended June 30, 2026, pursuant to the Equity Purchase Facility, the Company completed multiple Advances, pursuant to which it issued an aggregate of 2,500,000 Class B ordinary shares to SZOP for aggregate gross proceeds of US$2.1 million.

As of June 30, 2026 and December 31, 2025, 8,817,501 and 1,817,501 Class A ordinary shares were issued and outstanding, 158,127,877 and 16,718,224 Class B ordinary shares were issued and outstanding.

Equity Purchase Facility

On December 11, 2025, the Group entered into an Equity Purchase Facility Agreement (the “EPFA”) with SZOP Opportunities I LLC (“SZOP”), pursuant to which the Group has the right, but not the obligation, to sell up to US$100.0 million of its newly issued Class B ordinary shares to SZOP over the term of the EPFA.

Under the EPFA, the Group may, at its sole discretion and subject to the terms and conditions set forth therein, deliver advance notices to require SZOP to purchase specified amounts of shares (each, an “Advance”), subject to a maximum advance amount per notice. There is no minimum usage requirement and no commitment or non-usage fee. The EPFA limits SZOP’s beneficial ownership to 4.99% of the Group’s outstanding Class B ordinary shares (or voting power), which may be increased or decreased by SZOP upon 61 days’ prior notice, up to a maximum of 9.99%.

The Group is restricted from entering into certain variable rate transactions during the term of the EPFA and is subject to limitations on additional equity issuances during the defined restricted period, including providing SZOP participation rights in certain subsequent placements.

During the six months ended June 30, 2026, the Company have received gross proceeds of approximately US$2.1 million from the sale of an aggregate of 2,500,000 Class B ordinary shares, after giving effect to the reverse stock split, pursuant to the EPFA and have approximately US$97.9 million worth of Class B ordinary shares still available to be issued and sold pursuant to the EPFA.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

18. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	Mr. Alan Nan Wu	Shareholder and Executive Chairman of the Company
2	Mr. Benjamin Zhai	Chief Executive Officer and Executive Director of the Company
3	Mr. Chenxuan Zhao	Director of certain subsidiaries of the Group
4	Yunmi New Energy Technology Ltd. (“Yunmi)	A company wholly owned by Mr. Chenxuan Zhao

(b) The Group had the following significant related party transactions for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
Nature	2026	2025
	(Unaudited)	(Unaudited)
Loan proceeds from related parties
– Mr. Benjamin Zhai (i)	$-	$94
– Mr. Alan Nan Wu (ii)	163	622
Repayments to related parties
– Mr. Benjamin Zhai (i)	190	-
– Mr. Alan Nan Wu (ii)	259	27
Loan to a related party
– Mr. Chenxuan Zhao (iii)	255	-
A compensation
– Yunmi (see Note 15 share-based compensation for details)	$4,338	$-

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

18. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Amounts due from a related party:
– Mr. Chenxuan Zhao (iii)	$259	$-
Amount due from a related party, net	$259	$-

Amounts due to related parties:
– Mr. Alan Nan Wu (ii)	$618	$714
– Mr. Benjamin Zhai (i)	260	450
Total	$878	$1,164

(i)	On April 16, 2025, the Group entered into a loan agreement with Mr. Benjamin Zhai, pursuant to provide a loan in the principal amount of US$0.3 million. The loan has a term of 12 months from the date the funds are received by the Group. Under the terms of the agreement, the Company is required to repay a total amount of US$0.5 million upon maturity, representing principal of US$0.3 million and total interest of US$0.2 million. The effective annual interest rate is approximately 50%. Of the total loan proceeds, approximately US$0.1 million was remitted directly to the Group, and the remaining US$0.2 million was paid by Mr. Benjamin Zhai on behalf of the Group to settle audit service fees. For the six months ended June 30, 2026, the Group repaid US$0.2 million to Mr. Benjamin Zhai. As of June 30, 2026, the outstanding balance payable to Mr. Benjamin Zhai was US$0.3 million.

(ii)	In 2022, My Car (Shenzhen) Technology Co, Ltd. (“My Car”, a prior related party of the Group before June 26, 2023) paid loan and expenses on behalf of the Group totaled US$5.5 million, which were interest-free and repayable on demand, and the Group repaid US$5.8 million. The Group provided loan to My Car of US$1.5 million which was transferred to Mr. Nan Wu from My Car. Subsequently, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled US$3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of US$2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2024, the Group made repayments to Mr. Nan Wu of US$0.5 million. In 2025, the Group received interest-free loans of US$1.0 million from Mr. Nan Wu and made repayments of US$0.2 million. Following the disposal of ICONIQ, the Group still had an outstanding balance of US$0.6 million due to Mr. Alan Nan Wu as of June 30, 2026. During the six months ended June 30, 2026, the Group borrowed US$0.2 million from Mr. Alan Nan Wu and made repayments of US$0.3 million to him.

(iii)	The Group provided loans to Mr. Chenxuan Zhao for use as working funds to support the Group’s daily operations, which were interest-free and repayable on demand.

For the six months ended June 30, 2026 and 2025, the Group did not recognize any allowance for credit losses on amounts due from related parties from continuing operations.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Except for the Disputes described below, the Group is not aware of any pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these unaudited condensed consolidated financial statements.

Puluo Debt

During 2018, Tianqi Group entered into a series of agreements with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”) and had received several loans from Puluo totaled RMB1.088 billion (approximately US$150.0 million) which was to be repaid in full as of December 31, 2018 (the “Puluo Debts”).

In December 2021, to settle the Puluo Debts, Tianqi Group entered into a series of supplemental agreements (the “New Agreements”) with Puluo, Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”), and Tianjin Tuoda. Under the New Agreements, Guozhong Tianhong acquired the Puluo Debts from Puluo, resulting in a payment obligation of RMB1.088 billion by Tianqi Group to Guozhong Tianhong, as well as a payment obligation of RMB1.088 billion by Guozhong Tianhong to Puluo. On the same day, Guozhong Tianhong converted its RMB1.088 billion credit due from Tianqi Group into 10.625% of equity shares of Tianqi Group.

According to the New Agreements, in the event that the Group fails to obtain approval from the SEC and complete a business combination before December 31, 2022, Guozhong Tianhong is obligated to transfer both the Puluo Debts and its equity interest of Tianqi Group to Tianjin Tuoda. Subsequently, on January 1, 2023, Tianjin Tuoda would assume responsibility for repaying the Puluo Debts to Puluo while also acquiring the equity interests of Tianqi Group. However, the consummation of a business combination before December 31, 2022 would require Guozhong Tianhong to pay back Puluo Debts in two installments within a period of two years from the date of the business combination. Additionally, within this same timeframe following completion of the business combination, Tianjin Tuoda will make two installment payments towards indemnifying Puluo (referred to as “Indemnification”). On November 11, 2022, the Company consummated the business combination with East Stone.

According to the New Agreements, the Group assumed joint and several liability (the “Joint and Several Liability”) for both the repayment of the Puluo Debts and the Indemnification from Guozhong Tianhong or Tianjin Tuoda (the “Co-obligator”) to Puluo. Additionally, Mr. Alan Nan Wu assumed joint and several liability for the repayment of the Indemnification from Tianjin Tuoda to Puluo.

In 2022, eight shareholders of the Group signed letters of support to demonstrate their commitment to providing financial support to Tianjin Tuoda for its indebtedness in the event that the Group fails to complete a business combination, as well as assuming joint and several liability of the Group for the repayment of both the Puluo Debts and the Indemnification. In 2023, (i) two shareholders of the Group signed letters of support to commit their financial support to Tianjin Tuoda and Guozhong Tianhong for the indebtedness, as well as assuming the joint and several liability for the repayment of both the Puluo Debts and the Indemnification, and (ii) Guozhong Tianhong signed a letter to commit its repayment of the debt to Puluo (collectively, the “Shareholders’ Support”).

As of February 5, 2026, the disposal date of ICONIQ, and December 31, 2025, the Puluo Debts payable by Guozhong Tianhong were US$156.8 million and US$155.6 million, and the Indemnification payable by Tianjin Tuoda were US$81.8 million and US$80.7 million, respectively.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (cont.)

Pursuant to a supplemental agreement entered into in 2025, Vision Path was added as a new co-obligor and Long Hope Holdings Limited was introduced as an additional guarantor, both jointly undertaking the relevant joint and several guarantee obligations. The parties further acknowledged that, except in the case of acceleration events, the creditors will not seek to enforce the Group’s joint and several guarantee obligations under the termination agreement before December 31, 2027.

In consideration for the provision of guarantee services by Vision Path and Long Hope, the Group issued 1,100,000 and 500,000 Class B ordinary shares, respectively, to the guarantors. The Group recognized share-based compensation expense of US$46.2 million for the year ended December 31, 2025 in connection with this arrangement.

The management assessed the Joint and Several Liability in accordance with ASC 405-40. As of December 31, 2025, the Group had not recognized a liability in respect of such arrangement, based on the following considerations:

(i) Enforcement restriction

Under the relevant agreements, except in the case of specified acceleration events, the creditors are not entitled to enforce the Group’s joint and several guarantee obligations prior to December 31, 2027. As of December 31, 2025, no acceleration event had been triggered.

(ii) Assessment of acceleration and legal analysis

Based on the contractual terms and relevant legal analysis, the Group has not triggered any acceleration events as of December 31, 2025. Furthermore, the arrangement does not specify the Group’s payment obligations, and accordingly, no present obligation requiring recognition has been identified as of December 31 2025.

(iii) Mitigation considerations

Management believes that, even in the event of potential acceleration, it would take appropriate actions to address and resolve any related obligations.

In February 2026, the Group completed the disposal of ICONIQ. Under the relevant transaction agreement, all liabilities and guarantees of ICONIQ, whether contingent or actual, were assumed by and remained the responsibility of the purchaser, and the Group retained no continuing liability in respect thereof. As the contractual arrangements relating to the Puluo Debt were entered into by ICONIQ, the Group believes it has no remaining exposure following the disposal. Accordingly, no liability was recognized as of June 30, 2026. See Note 4 Discontinued Operations for details.

Mr. Alan Nan Wu, the Group’s shareholder and executive chairman, continues to provide a personal guarantee in respect of the Puluo Debt in his individual capacity. Such personal guarantee does not constitute an obligation or guarantee of the Group and does not give rise to any liability of the Group.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (cont.)

Canshi Dispute

On July 31, 2021, Shanghai Canshi Investment Management Co., Ltd. (“Canshi”), Tianjin Tuoda, the Group, and Mr. Alan Nan Wu entered into a supplementary settlement agreement. Under this agreement, the Group agreed to provide a joint and several guarantee for Tuoda’s repayment of a RMB10 million loan (plus accrued interest at 12% per annum from July 1, 2016), and further undertook to compensate Canshi in connection with the Group’s overseas listing. The compensation was to be paid six months after the Group’s listing and was calculated with reference to Canshi’s notional equity interest at a RMB250 million valuation, multiplied by 50% of the average closing price of the Group’s shares over 20 trading days prior to the due date. Mr. Alan Nan Wu also provided a joint and several guarantee for the Group’s obligations.

The Group completed its listing on November 14, 2022, and the compensation became due on May 14, 2023. The Group, however, failed to make the payment. On April 28, 2025, Canshi filed a civil complaint with the Shanghai No. 1 Intermediate People’s Court against the Group, Mr. Alan Nan Wu, and Mr. Fu Xing, claiming (i) compensation of RMB238.7 million, (ii) liquidated damages of RMB7.3 million, and (iii) related fees and costs, with joint and several liability sought from Mr. Alan Nan Wu and Mr. Fu Xing. The total claimed amount is approximately RMB246.3 million. The case is currently pending.

According to the legal opinion dated September 25, 2025, the relevant clause of the agreement has been deemed invalid and is unlikely to be upheld by the courts. As a result, no compensation is expected to be payable under this claim, and the estimated liability arising from this litigation is nil. The Group does not expect any material adverse impact from this matter.

In February 2026, the Group completed the disposal of ICONIQ. Under the relevant transaction agreement, all liabilities and guarantees of ICONIQ, whether contingent or actual, were assumed by and remained the responsibility of the purchaser, and the Group retained no continuing liability in respect thereof. As the contractual arrangements relating to the Canshi Dispute were entered into by ICONIQ, the Group believes it has no remaining exposure following the disposal. See Note 4 Discontinued Operations for details.

Mr. Alan Nan Wu, the Group’s shareholder and executive chairman, continues to provide a personal guarantee in respect of the Canshi Dispute in his individual capacity. Such personal guarantee does not constitute an obligation or guarantee of the Group and does not give rise to any liability of the Group.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

20. SEGMENT REPORTING

Prior to the acquisition of QC Capital Limited in June 2026, the Group operated in a single operating segment. Following the acquisition, the Group operates in two reportable segments: (1) operational management and delivery services and (2) sales of smart electric vehicles. The determination of operating segments is consistent with the consolidated financial information regularly reviewed by the Group’s chief operating decision maker (“CODM”) for the purpose of assessing performance and allocating resources. The measurement of segment assets is reported on the balance sheet as total unaudited condensed consolidated assets.

The table below provides information about Group’s segment (in thousands):

	For the six months ended June 30,
	2026				2025
	Sales of smart electric vehicles	Operational management and delivery services	Corporate and unallocated	Total	Consolidated
	(Unaudited)				(Unaudited)
Revenues	$700	$54,371	$-	$55,071	$572

Less:
Cost of revenues	(447)	(54,441)	-	(54,888)	(936)

Segment gross profit (loss)	253	(70)	-	183	(364)

Less:
Depreciation and amortization	(23)	(167)	(1,429)	(1,619)	(181)
Changes in fair value of warrant liabilities	-	-	15	15	(45)
Changes in fair value of convertible notes	-	-	(1,956)	(1,956)	-
Disposal loss of property and equipment	-	-	-	-	(114)
Inventory write-downs	-	-	-	-	(508)
Salary expenses	(1,364)	(14)	-	(1,378)	(25)
Share-based compensation	-	-	(31,211)	(31,211)	-
Other operating expenses	(4,524)	(161)	(563)	(5,248)	(1,921)
Interest (expenses) income, net	(10)	-	-	(10)	19
Other income, net	92	-	-	92	784
Income tax provision	40	-	-	40	-
Segment loss	$(5,536)	$(412)	$(35,144)	$(41,092)	$(2,355)

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements. Except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s unaudited condensed consolidated financial statements.

Settlement of Loop Capital Dispute

On July 2, 2026, the Group entered into a Share Subscription Agreement with Loop Capital Markets LLC (“Loop Capital”) to resolve certain claims arising from an engagement letter entered into between Loop Capital and ICONIQ. In connection with such claims, Loop Capital had initiated arbitration proceedings against ICONIQ. On January 31, 2025, an arbitration award was issued requiring ICONIQ to pay Loop Capital approximately US$14.7 million plus interest. On June 26, 2025, the arbitration award was confirmed by the United States District Court for the Northern District of Illinois Eastern Division, which entered judgment in favor of Loop Capital.

Pursuant to the Share Subscription Agreement, the Group issued 6,168,705 Class B ordinary shares to Loop Capital as settlement consideration. The shares are subject to a four-tranche lock-up schedule, with the first tranche to be released upon the effectiveness of the Group’s resale registration statement on Form F-3, and subsequent tranches to be released at six-month intervals thereafter. The first tranche of the Settlement Shares was issued to Loop Capital on July 2, 2026.

Upon the effectiveness of the resale registration statement, the Group, ICONIQ, and Loop Capital will enter into a Mutual General Release Letter, pursuant to which the parties will release all claims, liabilities, obligations and demands arising from or relating to matters occurring on or prior to the execution date of such release.

Issuance of new Convertible Notes

On July 15, 2026, the Group entered into a securities purchase agreement with JAK, pursuant to which the Group agreed to issue and sell, in multiple closings, senior convertible notes with an aggregate original principal amount of up to US$37.5 million. On July 17, 2026, the Group completed the initial closing and issued a convertible note with a principal amount of $12.5 million for proceeds of $11.5 million. The notes mature two years from the issuance date, bear no interest unless an event of default occurs, and are convertible into the Group’s Class B ordinary shares pursuant to the terms of the notes. The initial note has a fixed conversion price of $5.81 per Class B ordinary share.

The Notes contain certain conversion limitations, including a beneficial ownership limitation that restricts the Note Investor from converting Notes to the extent such conversion would result in the Note Investor and its affiliates beneficially owning more than 9.99% of the Group’s outstanding Class B ordinary shares, subject to adjustment in accordance with the terms of the Notes.

The Group expects to use the net proceeds from the issuance of the Notes for general corporate purposes and working capital requirements. Pursuant to the July Purchase Agreement, the Group is subject to certain customary covenants, including limitations on the issuance of certain equity or equity-linked securities and variable-rate transactions during the applicable covenant period.

Conversion of convertible note

Subsequent to June 30, 2026 and through the date of issuance of these unaudited condensed consolidated financial statements, JAK completed a series of conversions, with an aggregate conversion amount of US$3.2 million. Pursuant to these conversions, the Group issued 1,315,790 ordinary shares at conversion prices ranging from US$2.45 to US$3.01 per share. The conversions were settled through the issuance of ordinary shares and did not involve any cash outflows. Upon each conversion, the carrying amount of the respective convertible notes, which had been measured at fair value, was derecognized, and equity was recognized based on the fair value of the ordinary shares issued.

Office Lease Agreement

On June 17, 2026, the Group entered into a two-year office lease agreement with a third party, with a lease commencement date of July 1, 2026. The total future lease payments under the agreement amount to US$0.8 million (AED3.0 million). Upon commencement of the lease, the Group recognized a right-of-use asset and a corresponding lease liability of US$0.8 million and US$ 0.8 million, respectively. The leased office premises are used by Neurovia AI Limited, a newly established subsidiary of the Group incorporated under the laws of United Arab Emirates in July 2026, which is engaged in the data processing and compression business.

Exhibit 99.2

Robo.ai Inc. Reports First Half 2026 Financial Results

Shareholders’ Equity Swings to US$95.8 Million from a US$116.1 Million Deficit

DUBAI, UAE, August 24, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based Nasdaq-listed company, today announced its unaudited financial results for the six months ended June 30, 2026.

The Company views the first half of 2026 as a structural reset and the beginning of its next phase of development. The disposal of its legacy ICONIQ business and the completion of two acquisitions divested the majority of its legacy liabilities, returned shareholders’ equity to positive territory, and established a foundation of technology and operating assets for future growth.

“The first half of 2026 put Robo.ai on a new footing, and we made meaningful progress across our key priorities,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “Alongside these transactions, we advanced the localization of our operations in the United Arab Emirates, reorganized our business structure around the acquired assets, and clarified our commercial model and development priorities. We are now focusing on integrating the acquired businesses and realizing their commercial potential. We believe that these efforts position Robo.ai to capture emerging opportunities as these industries continue to develop.”

First Half 2026 Highlights

•	Net revenue was US$55.1 million, compared with US$0.6 million for the same period of 2025. The increase was primarily attributable to the acquisition of QC Capital completed on June 15, 2026, whose operational management and delivery services contributed US$54.4 million from the acquisition date to period end.

•	Gross profit was US$0.2 million, compared with a loss of US$0.4 million for the same period of 2025.

•	Net income attributable to Robo.ai’s shareholders was US$46.7 million, predominantly driven by income from discontinued operations, compared with a net loss attributable to Robo.ai’s shareholders of US$2.2 million for the same period of 2025.

•	Basic and diluted income per ordinary share attributable to shareholders was US$0.81, compared with a loss per ordinary share of US$0.15 for the same period of 2025.

•	Convertible notes decreased to US$3.0 million as of June 30, 2026 from US$11.1 million as of December 31, 2025, with US$13.6 million of convertible notes settled through issuance of ordinary shares instead of cash during the period.

•	Total shareholders’ equity as of June 30, 2026 was US$95.8 million, compared with a shareholders’ deficit of US$116.1 million as of December 31, 2025.

•	Cash and cash equivalents were US$2.1 million as of June 30, 2026, compared with US$4.0 million as of December 31, 2025. Net cash used in operating activities was US$2.6 million, while financing activities provided net cash inflows of US$4.8 million.

•	Acquisition of Strategic Assets. In May, 2026, the Company acquired 100% of Neurovia AI Limited, an AI-powered data processing and compression technologies company for use in public security, transportation, finance, smart agriculture, and other industries. In June 2026, the Company acquired 100% of QC Capital, an operating business with an established workforce, operational processes and technology, which contributed US$54.4 million in net revenue from the acquisition date through June 30, 2026.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.